BB

04019717

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 39465

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 5/1/2003 (MM/DD/YY) AND ENDING 4/30/2004 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: J.A. Glynn & Co.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

9841 Clayton Road
(No. and Street)

St. Louis (City) Missouri (State) 63124 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Louis E. Kittle 314-997-1277
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

PROCESSED
JUL 08 2004
THOMSON FINANCIAL

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Anders, Minkler & Diehl, LLP
(Name – *if individual, state last, first, middle name*)

705 Olive - 10th Floor (Address) St. Louis (City) Missouri (State) 63101 (Zip Code)

SEC MAIL PROCESSING SECTION RECEIVED JUN 28 2004 WASH. D.C. 181

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Daniel J. Ferry, Jr., swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of J.A. Glynn & Co., as of April 30, 20 04, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Chairman & CEO

Title

Notary Public

MARIGOLD BLACK
Notary Public - Notary Seal
STATE OF MISSOURI
St. Louis City
My Commission Expires: Dec. 21, 2007

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☒ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- x (o) Independent Auditors' Supplementary Report on the Internal Control Structure.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

J.A. GLYNN & CO.

FINANCIAL STATEMENTS AND SUPPLEMENTARY INFORMATION
FOR THE YEAR ENDED APRIL 30, 2004
AND
INDEPENDENT AUDITORS' REPORT

Contents

AMD anders minkler & diehl llp
CPAs + Consultants

Independent Auditors' Report

Board of Directors
J.A. Glynn & Co.

We have audited the accompanying statement of financial condition of J.A. Glynn & Co. as of April 30, 2004, and the related statements of income, changes in stockholders' equity and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of J.A. Glynn & Co. as of April 30, 2004, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules 1, 2, and 3 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Anders Minkler & Diehl LLP

June 8, 2004

705 OLIVE • 10TH FLOOR • ST. LOUIS, MISSOURI 63101-2298 • (314) 655-5500 • FAX (314) 655-5501 • www.amdcpa.com

FINANCIAL STATEMENTS

J.A. Glynn & Co.

STATEMENT OF FINANCIAL CONDITION

April 30, 2004

ASSETS

Cash and cash equivalents (Note B)	$ 1,888,073
Deposits with clearing organizations	320,000
Receivables:	
From broker-dealers and clearing organizations	16,104
From customers and others	406,193
Securities owned, at market value:	
Corporate bonds	650,143
Stocks	736,747
Property and equipment, at cost less accumulated depreciation of $437,902	291,097
Membership in exchange, at cost, which approximates market value	50,000
Deferred tax asset (Note H)	2,957
Note receivable (Note C)	188,877
Other assets	521,769
Total Assets	$ 5,071,960

LIABILITIES AND STOCKHOLDERS' EQUITY

Liabilities:	
Payable to broker-dealers and clearing organizations	$ 7,840
Payable to customers	52,361
Securities sold, not yet purchased, at market value	16,280
Accounts payable and accrued expenses	709,746
Income taxes payable	17,671
Total Liabilities	803,898
Stockholders' equity:	
Common stock, $1 par value:	
Authorized - 30,000 shares	
Issued - 1,010 shares	1,010
Additional paid-in capital	526,583
Retained earnings	3,740,469
Total Stockholders' Equity	4,268,062
Total Liabilities and Stockholders' Equity	$ 5,071,960

J.A. Glynn & Co.
STATEMENT OF INCOME
For The Year Ended April 30, 2004

REVENUES	
Commissions	$ 1,923,761
Trading gains and losses	1,868,283
Management and investment advisory fees	2,969,934
Interest and dividends	116,549
Other	13,436
	6,891,963
EXPENSES	
Employee compensation and benefits	5,414,476
Floor brokerage and other exchange expenses	195,954
Occupancy and equipment expense (Note G)	257,630
Interest expense	4,744
Communications	34,105
Other operating expenses	913,222
	6,820,131
INCOME BEFORE INCOME TAXES	71,832
PROVISION FOR INCOME TAXES (Note H)	61,547
NET INCOME	$ 10,285

J.A. Glynn & Co.

STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY

For The Year Ended April 30, 2004

	Number of Shares						
	Common Stock	Treasury Stock	Common Stock	Additional Paid-In Capital	Retained Earnings	Treasury Stock	Total
Balance, May 1, 2003	1,010	10	$ 1,010	$ 508,990	$ 3,730,184	$ (24,563)	$ 4,215,621
Sale of treasury stock	-	(10)	-	17,593	-	24,563	42,156
Net income	-	-	-	-	10,285	-	10,285
Balance, April 30, 2004	1,010	-	$ 1,010	$ 526,583	$ 3,740,469	$ -	$ 4,268,062

See acccompanying notes to financial statements

J.A. Glynn & Co.
STATEMENT OF CASH FLOWS
For The Year Ended April 30, 2004

CASH FLOWS FROM OPERATING ACTIVITIES		
Net income	$	10,285
Adjustments to reconcile net income to net cash used in operating activities:		
Depreciation		80,962
Deferred income taxes		1,677
Changes in assets and liabilities:		
Deposits with clearing organizations		(10,000)
Receivables from broker-dealers, clearing organizations, customers and others		(137,943)
Net change in securities owned		(664,158)
Refundable income taxes		53,252
Other assets		(106,324)
Payables to broker-dealers, clearing organizations and customers		(1,017,187)
Securities sold not yet purchased		16,280
Accounts payable and accrued expenses		234,578
Income taxes payable		19,651
Net Cash Used in Operating Activities		(1,518,927)
CASH FLOWS FROM INVESTING ACTIVITIES		
Capital expenditures		(24,245)
Payments received on note receivable		55,529
Net Cash Provided by Investing Activities		31,284
CASH FLOWS FROM FINANCING ACTIVITIES		
Proceeds from sale of treasury stock		42,156
Net Cash Provided by Financing Activities		42,156
DECREASE IN CASH AND CASH EQUIVALENTS		(1,445,487)
CASH AND CASH EQUIVALENTS, Beginning of year		3,333,560
CASH AND CASH EQUIVALENTS, End of year	$	1,888,073

SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION

Cash paid during the year for:		
Interest	$	4,416
Income taxes		10,000

A. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization

J.A. Glynn & Co. (the Company), founded in 1945, is a registered securities broker-dealer and investment advisory firm. As such, the firm offers a variety of investment services such as financial advisory, security transactions, trading, portfolio evaluation, and custodian services. The Company is a member of the Chicago Stock Exchange, National Association of Securities Dealers, and Securities Investor Protection Corporation.

Cash and Cash Equivalents

The Company considers investments purchased with an original maturity of three months or less, that are not held for resale in the ordinary course of business, to be cash equivalents.

Cash and cash equivalents are maintained at high credit quality financial institutions; however, the Company maintains certain account balances in excess of federally insured limits.

Securities

Securities owned by the Company are considered trading securities, which are held for resale in anticipation of short-term market movements. These securities consist of debt and marketable equity securities that are stated at fair value. Gains and losses, both realized and unrealized, are included in trading gains and losses.

In accordance with industry practice, the Company records securities transactions and related revenues and expenses on a settlement date basis which does not differ materially from trade date accounting. Securities are stated at market value determined by the last sale or bid price at reporting date.

Property and Equipment

Property and equipment is stated at cost less accumulated depreciation. Depreciation is recognized using the straight-line method applied over the useful lives of the assets, which range from 5 to 15 years.

Advertising

Advertising costs, which totaled $71,677 for the year ended April 30, 2004, are expensed as incurred and included in other operating expenses.

Income Taxes

Income taxes are provided based on the asset and liability method of accounting pursuant to Statement of Financial Accounting Standards (SFAS) No. 109, "Accounting for Income Taxes." Deferred income taxes are provided for the expected future tax consequences of temporary differences between the basis of assets and liabilities reported for financial and tax purposes.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Concentrations of Credit Risk

The Company is engaged in various trading and brokerage activities in which counterparties primarily include broker-dealers, banks and other financial institutions. In the event that counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

B. RESTRICTED ASSETS

Cash totaling $150,000 is segregated at April 30, 2004 as a reserve for customer accounts (Reserve Account) under rule 15c3-3 of the Securities Exchange Act of 1934. The actual reserve that was required at April 30, 2004 amounted to $62,652.

C. NOTE RECEIVABLE

The Company has a note receivable from an individual that was taken in exchange for a 50 percent ownership in a limited liability company. This note bears interest at a rate of 4 percent through December 31, 2004 and is secured by the above ownership interest. On December 31 of each year, the interest rate is adjusted to the prime rate. Payments of principal and interest are due monthly on this note, with the remaining balance due April 25, 2013.

D. CAPITAL REQUIREMENTS

The Company is subject to the net capital rules of the Securities and Exchange Commission and the Chicago Stock Exchange. Under these rules, a broker-dealer may not engage in any securities transaction at a time when its "aggregate indebtedness" exceeds by 15 times its "net capital", as those terms are defined by the rules. At April 30, 2004, the Company's net capital was $2,885,406 while required net capital was $250,000. The Company's ratio of aggregate indebtedness to net capital was .25 to 1 at April 30, 2004.

E. NOTES PAYABLE

The Company has a secured line of credit agreement expiring September 1, 2004, which provides for borrowings up to $2 million at .25 percent below the bank's prime rate, which was 4 percent at April 30, 2004. No amounts were outstanding under this line of credit at April 30, 2004.

The Company has an additional secured line of credit due on demand, which provides for borrowings up to $4 million at the bank's prime rate. No amounts were outstanding under this line of credit at April 30, 2004.

F. RETIREMENT PLAN

The Company has a contributory retirement savings plan under section 401(k) of the Internal Revenue Code that covers substantially all employees. The Company's contribution into the plan for the year ended April 30, 2004 totaled $150,518 and consisted of both discretionary profit sharing and matching contributions.

G. RELATED PARTY TRANSACTIONS

The Company leases its office space from an officer of the Company. Payments are $8,666 per month through January 31, 2005. The lease includes a renewal option for three additional three-year periods with scheduled payment increases. Certain other costs associated with the office space, including, but not limited to, taxes, insurance, maintenance, repairs, restoration, and utilities are the obligation of the Company. Lease expense included in occupancy and equipment expense for the current year totaled $103,992.

H. INCOME TAXES

The provision for income taxes for the year ended April 30, 2004 consists of the following:

Current	$ 59,870
Deferred	1,677
Total Provision	$ 61,547

Deferred income taxes are computed for temporary differences that have future tax consequences using the currently enacted tax laws and rates that apply to the periods in which they are expected to affect taxable income. Valuation allowances are established, if necessary, to reduce deferred tax assets to amounts that will more likely than not be realized. Income tax expense is the current tax payable or refundable for the period plus or minus the net change in the deferred tax asset.

Deferred income taxes arise from the recognition of certain fees for tax purposes that have not been included for financial reporting purposes.

The provision for income taxes also varies from the amount that would be obtained from applying the statutory income tax rates to income before taxes because certain expenses that are included for financial reporting purposes are not allowable for income tax purposes.

I. COMMITMENTS

The Company leases an automobile under a non-cancelable operating lease. Payments are $1,473 per month through January, 2007. Lease expense was $5,892 for the year ended April 30, 2004 .

SUPPLEMENTARY INFORMATION
REQUIRED BY
THE SECURITIES AND EXCHANGE COMMISSION

J.A. Glynn & Co.

Computation of Net Capital, Aggregate Indebtedness, and Ratio of Aggregate Indebtedness to Net Capital Under Rule 15c3-1

Schedule 1

April 30, 2004

Stockholders' equity	$ 4,268,062
Less nonallowable assets:	
Membership in exchange, at cost	50,000
Property and equipment, net	291,097
Receivables from brokers, dealers, customers and others	405,656
Note receivable	188,877
Other	223,091
	1,158,721
Net capital before haircuts on securities positions	3,109,341
Haircuts on trading and investment securities pursuant to Rule 15c3-1	223,935
Net capital	2,885,406
Less net capital requirement	250,000
Net capital in excess of requirement	$ 2,635,406
Aggregate indebtedness:	
Payable to brokers, dealers, clearing organizations and customers	$ 60,201
Accounts payable, accrued expenses and income taxes payable	727,417
	787,618
Less adjustment based upon deposits in special reserve accounts	54,421
Aggregate indebtedness	$ 733,197
Ratio of aggregate indebtedness to net capital	.25 to 1
Net capital, as reported in Part II of the Company's Form X-17A-5 (unaudited) FOCUS report as of April 30, 2004	$ 2,885,406

J.A. Glynn & Co.

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS UNDER RULE 15c3-3

Schedule 2

April 30, 2004

Credit balances:	
Free credit balances and other credit balances in customers' accounts	$ 52,361
Customers' securities failed to receive	7,840
Total Credits	60,201
Debit balances:	
Secured debit balances in customers' accounts (net of 1 percent charge)	532
Total Debits	532
Excess of total credits over debits	59,669
Plus 5 percent of excess credits	2,983
Reserve requirement under Rule 15c3-3	$ 62,652
Reserve accounts	$ 150,000

Reconciliation with Company's computation (included in Part II of Form X-17A-5 as of April 30, 2004):

Excess credits as reported in Part II of the Company's (unaudited) FOCUS report as of April 30, 2004	$ 51,829
Customer securities failed to receive	7,840
Excess credits over debits	$ 59,669

J.A. Glynn & Co.

INFORMATION FOR POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3

Schedule 3

April 30, 2004

	Market Value	Number of Items
Customers' fully paid securities and excess margin securities not in the Company's possession or control as of April 30, 2004 (for which instructions to reduce to possession or control had been issued as of April 30, 2004 but for which the required action was not taken within the time frames specified under Rule 15c3-3).	None	None
Customers' fully paid securities and excess margin securities for which instructions to reduce to possession or control had not been issued as of April 30, 2004, excluding items arising from temporary lags which result from normal business operations as permitted under Rule 15c3-3.	None	None

Independent Auditors' Supplementary Report on Internal Control

Board of Directors
J.A. Glynn & Co.

In planning and performing our audit of the financial statements of J.A. Glynn & Co. for the year ended April 30, 2004, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including tests of compliance with such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g), (1) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and the reserve required by rule 15c3-3(e); (2) in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by rule 17a-13; (3) in complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System; and (4) in obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by rule 15c3-3.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in accordance with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in

705 OLIVE • 10TH FLOOR • ST. LOUIS, MISSOURI 63101-2298 • (314) 655-5500 • FAX (314) 655-5501 • www.amdcpa.com

conditions or that the effectiveness of their design and operation may deteriorate. Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at April 30, 2004, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the Chicago Stock Exchange, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and should not be used by anyone other than these specified parties.

[illegible] LLP

June 8, 2004